Exhibit 12.2
Union Electric Company
Computation of Ratios of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2002	2003	2004	2005	2006
Net income from continuing operations	$343,742	$446,475	$378,670	$351,770	$348,806
Less- Change in accounting principle	—	—	—	—	—
Less- Income from equity investee	13,627	7,050	5,098	6,463	54,285
Add- Taxes based on income	193,330	250,669	207,641	193,156	183,867

Net income before income taxes, change in Accounting principle and income from equity investee	523,445	690,094	581,213	538,463	478,388

Add- fixed charges:
Interest on long term debt	104,872	104,699	103,338	120,899	176,088
Estimated interest cost within rental expense	2,852	2,771	2,790	2,528	2,754
Amortization of net debt premium, discount, and expenses	3,530	4,170	5,168	5,278	5,468

Total fixed charges	111,254	111,640	111,296	128,705	184,310

Earnings available for fixed charges	634,699	801,734	692,509	667,168	662,698

Ratio of earnings to fixed charges	5.70	7.18	6.22	5.18	3.59

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	7,683	5,941	5,941	5,941	5,941
Adjustment to pre-tax basis	3,297	2,959	2,891	2,896	3,244

	10,980	8,900	8,832	8,837	9,185

Combined fixed charges and preferred stock dividend requirements	$122,234	$120,540	$120,128	$137,542	$193,495

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	5.19	6.65	5.76	4.85	3.42